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                                                            EXHIBIT 99.(A)(1)(C)



                      FORM OF ELECTRONIC TRANSMITTAL LETTER

To:         Macrovision Employees Eligible for the Stock Option Exchange Program
From:       William A. Krepick
Date:       August 20, 2003
Subject:    Offer to Exchange Stock Options


     Macrovision's board of directors has decided to implement the Stock Option Exchange Program, which was approved by stockholders in May 2003. The program will allow eligible employees to exchange outstanding stock options with exercise prices greater than $28.00 per share (the "Eligible Options") for a lesser number of new options. The new options will be granted in accordance with specified exchange ratios (the "Offer").

All the documents related to this Offer, including the Offer to Exchange (HTTP://INTRANET.MACROVISION.COM/STOCK/OFFER%20TO%20EXCHANGE.PDF), the Summary of Terms in Q&A format
(HTTP://INTRANET.MACROVISION.COM/STOCK/SUMMARY%20OF%20TERMS.PDF), and other related materials
HTTP://INTRANET.MACROVISION.COM/STOCK/SCHEDULE%20TO.PDF), have been posted to the Stock Administration section of Macrovision's intranet. Please read these documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer.

HOW TO PARTICIPATE

     In the near future, we will send you an email with a personalized Stock Option Exchange Election Form. If you would like to participate in this Offer, you must complete and sign the Election Form and deliver the Election Form to our Stock Plan Analyst, David Wight, at Macrovision by 11:59 p.m. Pacific Time on the Expiration Date. You may send the Election Form by internal mail, by facsimile to (408) 567-1830 or by regular mail to Macrovision Corporation, 2830 De La Cruz Blvd., Santa Clara, California 95050, Attn: Stock Plan Analyst.

     Participation in this Offer is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in this Offer involves certain risks that are discussed in the documents referenced above. You should read these materials carefully and understand all aspects of this Offer before deciding whether to participate. In addition, you should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

MORE INFORMATION

     For additional information about the material terms of this Offer, assistance in completing the Stock Option Exchange Election Form, or to obtain paper copies of the any of the documents related to this Offer, contact our Stock Plan Analyst, David Wight, via email at DWIGHT@MACROVISION.COM or at (408) 562-8457.

     To learn more about the Offer, information sessions have been scheduled for 10:00 a.m. and 2:00 p.m. Pacific Time on August 27, 2003, and for 10:00 a.m. Pacific Time on August 28, 2003 in the Cal Conference Room at our principal offices in California. The meetings will be recorded and made available for all employees outside the U.S. to view in their locations. The power point presentation will be posted to the Stock Administration section of Macrovision's intranet.

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